# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNITED THERAPEUTICS Corp, CIK 0001082554
CUSIP: 91307C102
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 1000 Spring Street, Silver Spring, Maryland (MD), 20910
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001106578

## Reporting persons
- ROTHBLATT MARTINE A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 843,023; shared voting power 1,490,698; sole dispositive power 843,023; shared dispositive power 1,490,698; aggregate amount beneficially owned 2,333,721 (5.3% of the class)

## Item 1. Issuer
Name of issuer: UNITED THERAPEUTICS Corp
Address of issuer's principal executive offices: 1000 Spring Street, Silver Spring, MD 20910

## Item 2. Person Filing
Name of person filing: Martine A. Rothblatt
Address of principal business office or, if none, residence:
1000 Spring Street
Silver Spring, MD 20910
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,333,721 shares
Percent of class: 5.3%
Sole power to vote or to direct the vote: 843,023
Shared power to vote or to direct the vote: 1,490,698
Sole power to dispose or to direct the disposition: 843,023
Shared power to dispose or to direct the disposition:
1,490,698

The shares beneficially owned by Dr. Rothblatt include currently exercisable options to purchase 793,868 shares held directly by Dr. Rothblatt and currently exercisable options to purchase 849,192 shares held by a family trust over which Dr. Rothblatt shares investment power and voting power. Also includes 8,642 shares held indirectly by trusts over which Dr. Rothblatt has sole investment power and sole voting power, 249,108 shares held indirectly by trusts over which Dr. Rothblatt's spouse has investment power and voting power, 233,493 shares held indirectly by trusts over which Dr. Rothblatt and her spouse have shared investment power and shared voting power, 91,210 additional shares held indirectly by trusts over which Dr. Rothblatt has shared investment power and shared voting power, 45,596 additional shares held indirectly by trusts over which Dr. Rothblatt's spouse has shared investment power and shared voting power, 166 shares held directly by Dr. Rothblatt's spouse, and 21,933 shares held by charitable organizations over which Dr. Rothblatt has shared investment and shared voting power.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various individuals and entities are beneficiaries of or co-trustees of certain of the trusts. Other individuals are directors of the charitable organizations and the charitable organizations are the beneficiaries of the shares owned by them.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ROTHBLATT MARTINE A: /s/ Martine A. Rothblatt, Martine A. Rothblatt (08/14/2026)